Mail Stop 7010
									December 12, 2005

Alan C. Bergold
President
HIA, Inc.
1105 W. 122nd Avenue
Westminster, CO 80234

Re:	HIA, Inc.
      Schedule 14C
      File No. 0-09599
      Schedule 13E-3
      005-32535
      Draft Changes Dated December 7 and 9, 2005

Dear Mr. Bergold:

      We have reviewed your proposed draft changes and have the following comments.

Revised Information Statement on Schedule 14C

Opinion of St. Charles Capital, page 29

Comparable Company Analysis, page 32
1. We refer you to comment 2 of our letter of December 1, 2005.
We
note that the discounts were derived from the average price to earnings multiples paid in acquisition transactions as reported by Mergerstat and ranged from zero to 26.2%. Please expand your disclosure to also explain how the size discounts applied in the table on page 32 were derived from the Mergerstat report that was supplementally provided to the Staff.
2. Please revise to explain the basis for St. Charles` belief that studies performed by Columbia Financial Advisors in 1996-1997 and 1997-1998 remain viable to accurately base the applied illiquidity discount in 2005 and ultimately determine that the transaction is fair. Why didn`t St. Charles utilize more recent studies or statistics to derive the illiquidity discount? Wouldn`t more recent statistics provide a more accurate illiquidity discount, therefore providing more accurate multiples?

Federal Income Tax Consequences, page 38
3. This section should disclose the material tax consequences of the
transaction to security holders who both receive cash
consideration
and continue to own HIA common stock after the transaction, as required by Item 1013(d) of Regulation M-A. Please remove qualifying words such as "should," or revise the disclosure to clarify why you
are not certain of the material federal tax consequences.    In
this
regard, we note that you disclose that if a security holder both receives cash consideration and continues to hold HIA common stock after the reverse stock split, "it should recognize gain." Also, please revise to disclose the material tax consequences of this transaction to HIA.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Craig Slivka at (202) 551-3729 or Jeffery Werbitt at (202) 551-3456 with any questions.


							Sincerely,


	Pamela A. Long
      Assistant Director

CC:	Andrew L. Blair, Esq.
	(303)298-0940
Mr. Alan C. Bergold
HIA, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE